Via Facsimile and U.S. Mail
Mail Stop 6010

February 26, 2008

Mr. Mark P. Colonnese
EVP, Commercial Operations and CFO
AtheroGenics, Inc.
8995 Westside Parkway
Alpharetta, GA 30004

Re: **AtheroGenics, Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 8, 2007
File No. 0-31261

Dear Mr. Colonnese:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief